SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or l5d-16 under

the Securities Exchange Act of 1934

For the month of January 2009

Commission File Number: 1-8887

TRANSCANADA PIPELINES LIMITED

(Translation of Registrant’s Name into English)

450 – 1st Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule l0l(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

The following document is hereby filed with the Securities and Exchange Commission for the purpose of being and hereby is incorporated by reference into Registration Statement on Form F-9 (File No. 333-154961) of TransCanada PipeLines Limited:

1	Underwriting Agreement dated January 6, 2009 between TransCanada PipeLines Limited and the underwriters listed therein.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA PIPELINES LIMITED

Date: January 8, 2009

	By:	/s/ Robert J. Pitt
		Name:	Robert J. Pitt
		Title:	Vice-President, Law, Finance

EXHIBIT INDEX

1	Underwriting Agreement dated January 6, 2009 between TransCanada PipeLines Limited and the underwriters listed therein.